Progressive Wealth Management Since 1990

Shareholder Rebuttal to The Home Depot’s Opposition Statement Regarding a Report on Prison Labor in the Supply Chain

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: The Home Depot, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Home Depot shareowners are encouraged to vote FOR resolution #6:

RESOLVED Shareholders of Home Depot urge the Board of Directors to produce an annual report to shareholders on prison labor, at reasonable cost and omitting proprietary information, summarizing the extent of known usage of prison labor in the company’s supply chain.

Overview

The Proponent believes that the Company and shareholders must consider the potential impacts on the Company associated with prison labor in its supply chain. With over 2 million people incarcerated in the United States alone, our Company must responsibly address the related business risks and ethical issues.

According to prison rights organizations, prison labor effectively perpetuates the concept of “slave labor,” especially given the overrepresentation of people of color in U.S. prisons.1

While Home Depot has a responsible sourcing program, it is the understanding of the Proponent that the sourcing program’s reviews do not take place in the United States. This is the case even though prison labor in the U.S is legal, often mandatory, and sometimes unpaid. In fact, Home Depot sources some of its products in the U.S.

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1 http://www.pewresearch.org/fact-tank/2018/01/12/shrinking-gap-between-number-of-blacks-and-whites-in-prison/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Given the risks associated with underpaid, forced, or exploitative labor, the Proponent believes that shareholders would be best served by a commitment from the Company to identify instances of prison labor or forced labor in the supply chain, including in the United States. The Proponent believes that exposure to prison labor, or related forced or exploitative labor, in our Company’s supply chain poses a risk to shareholder value, as evidenced by other retailers and manufacturers like Whole Foods, Wal-Mart, and Victoria’s Secret, which each faced significant backlash after association with prison labor became publicly known.

The Proponent believes that without a comprehensive review to assure a lack of prison labor in our company’s supply chain, the Company and its shareholders cannot feel confident that the Company is not exposed to prison labor or other supply chain risks.

Home Depot has been linked to at least one product made through forced labor.

In 2017, news broke that “one of Arkansas's top politicians, State Senate Majority Leader Jim Hendren, a Republican, is using unpaid, forced inmate labor to work at his plastics company, which makes dock floats for Home Depot and Walmart.”2

Hendren Plastics contracted with a drug and alcohol recovery program where criminal offenders are often sent in lieu of prison; however, a recent investigation found that “there is no treatment or counseling” and that the program participants “serve simply as free labor for private industry.”3 A recent lawsuit against Hendren Plastics claims that “the environment was very caustic working around melted plastics.”4 An article reporting on the lawsuit stated that if “workers got hurt on the job and couldn't work, they were kicked out of the program and sent to prison. Others just worked through the pain to avoid prison.”5 It is the understanding of the Proponent that Hendren Plastics dock floats have been sold by our company despite the Company’s stated responsible sourcing program.

The proponent believes that if the Company were to produce the annual report to shareholders on prison labor as requested by the proposal, including an evaluation of U.S. facilities, situations similar to that at Hendren Plastics could be identified and remedied by the Company proactively.

Prison labor may affect many aspects of our business.

Nonprofit researchers and journalists have reported the existence of prison labor in supply chains of many product categories including (but not limited to) electrical wiring, furniture, packaging materials, wood flooring, fiberglass tanks, metal fabrication, park tables and grills, and much more. The failure to detect and manage prison labor in our company’s supply chain could have severe repercussions on The Home Depot’s brand name and shareholder value. Other companies that use suppliers have already experienced backlash in the face of news stories that the retailers had sold products to customers without disclosing prison labor sourcing.

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2 https://www.opednews.com/articles/Prison-Labor-Camps-Are-Not-by-John-Kiriakou-Labor-Rights_Labor-Sweatshops_Prison-Slave-Labor_Work-171121-319.html

3 Ibid.

4 Ibid.

5 Ibid.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The Proponent’s research indicates that as many as 6% of state inmates and up to 23% of federal incarcerated people are employed in “correctional industry” jobs, including those that specifically offer for-profit companies manufacturing and services by incarcerated people at extremely low wages. Incarcerated people that work in prison industries jobs often make under $1 per hour. In several states of the U.S., incarcerated workers are forced to work for little or no pay, and watchdog organizations often report inhumane working conditions.

Reputational harm from association with prison labor may linger indefinitely.

Companies that have been connected to prison labor are often associated with prison labor long-term, even if that association ended decades ago. Victoria’s Secret learned in the 1980s that one of its vendors had used prison labor to produce some of its apparel. Despite severing the relationship with the vendor, Victoria’s Secret is still routinely associated with prison industries in news articles and website listings. The Proponent believes that a review of our suppliers would offer an opportunity to Home Depot to manage the risk proactively. This is preferable to a reactive response to a reputational crisis that may otherwise result if it comes to light that our company sources from suppliers using prison labor. In the opinion of the Proponent, failure to monitor the extent of prison labor in the company’s U.S. supply chain could reflect a failure of due diligence by the board and management. It does not protect shareholder value.

Real litigation risks exist related to prison labor in the supply chain.

The Proponent believes that risks to the Company exist related to prison labor under federal labor laws. An article in The Atlantic described the risk: “incarcerated workers are not expressly excluded from the definition of employee in workers’ protection statutes like the Fair Labor Standards Act (FLSA) or the National Labor Relations Act.”6 Furthermore, “inmates … are not only excluded from the U.S. Constitution’s prohibition on slave labor, but also exist largely outside the reach of federal safety regulations meant to ensure that Americans are not injured or killed on the job.”7

Conclusion:

The Proponent believes that this proposal is in the best interest of the company because it seeks to ameliorate the many risks associated with prison labor. Association with prison labor through the supply chain can cause consumer backlash. The Proponent believes that a review of the Home Depot supply chain for prison labor would safeguard shareholder value.

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 6, 2019

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6 https://www.theatlantic.com/business/archive/2015/09/prison-labor-in-america/406177/

7 https://theintercept.com/2016/12/28/california-blames-incarcerated-workers-for-unsafe-conditions-andamputations/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc. Funded Pension Plan, the filer of the Proposal.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM